

April 13, 2015

Dieter R. Sauer, Jr.
President and Chief Executive Officer
Sauer Energy, Inc.
4670 Calle Carga, Unit A
Camarillo, CA 93012

> **Re:** **Sauer Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 17, 2015**
> **File No. 333-202819**

Dear Mr. Sauer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Your registration statement at page 34 states that the "term 'selling security holder' includes the stockholder listed below and its transferees, assignees, pledges, donees or other successors." We furthermore note the references on page 35 to "[t]he selling security holder of our common stock and any of its transferees, pledgees, assignees, donees, and successors-in-interest" and the possibility of "amending the list of selling security holders to include the pledgee, transferee or other successors-in-interest as selling security holders." However, Section 10.3 of the equity purchase agreement provides that neither the agreement nor any rights of Beaufort or the company may be assigned by either party to any other person. Therefore, it appears that your registration statement may not cover sales by transferees of Beaufort, but instead must be limited to sales by the listed stockholder only. Please advise or revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director